UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 12, 2023

WELIVV, INC.

(dba Applaudable, dba Moro)

Commission File Number: 024-11620

Delaware	81-2513851
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

228 Park Ave S PMB 44415

New York, New York 10003-1502

(646) 517-4336

Title of each class of securities issued pursuant to Regulation A: Class B Non-Voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 9. Other Events.

WeLivv, Inc. (the “Company”) herein is providing its audited financial statements for the year ended December 31, 2021.

As disclosed in the Form 1-U dated October 21, 2022, the Company engaged SetApart Financial Services to reaudit its financial statements for the year ended December 31, 2021, after the Company discovered certain errors in the initial audit performed by Barton CPA and the financial statements provided to investors in its Form 1-K for the fiscal year ended December 31, 2021, filed on May 3, 2022. SetApart completed its reaudit on or about April 4, 2023.

In conjunction with the audited financial statements and notes thereto, the Company is providing the following management discussion and analysis of the financial conditions and results of operations, as of December 31, 2021.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the year ended December 31, 2021 should be read in conjunction with our financial statements and the related notes included in the December 31, 2021 audit report. The following discussion may contain forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Basis of Presentation

Net revenues. We generate revenues from the sale of products via our Moro.com platform.

Cost of revenues. Our cost of revenues is the expense of purchasing inventory from a manufacturer or distributor, as well as merchant fees.

Advertising and marketing expenses. Our advertising and marketing expenses include advertising, marketing, and similar expenses.

General and administrative expenses. Our general and administrative expenses include overhead, executive compensation, independent contractors, meals and entertainment, software expenses, legal, and similar expenses.

Analysis of the year end December 31, 2021 results

The following table sets forth key components of our results of operations during the year ended December 31,2021, both in dollars and percentage of our revenues.

For the year ended December 31,	2021	Percentage of Revenues
Revenues, net	$828,843	100%
Cost of revenues	427,194	52%
Gross Profit (loss)	401,649	48%
Operating cost and expenses:
Advertising and marketing	484,459	58%
General and administrative	851,641	103%
Total operating expenses	1,336,100	161%

Net income (loss) from operations	(934,451)	-113%

Other income (expense):
Interest expense	(119,559)	-14%
Change in fair value of future equity obligations	(742,384)	-90%
Total other income (expense)	(861,943)	-104%

Net income before provision for income franchise tax expense	(1,796,394)	-217%

Provision for income and franchise taxes	-	0%
Net loss	$(1,796,394)	-217%

Weighted average common shares outstanding - basic and diluted	5,262,918
Net loss per common share - basic and diluted	-34%

Net revenues. Our total revenues were $828,843 for the year ended December 31, 2021. The increase over previously reported revenues is primarily due to the recognition of deferred revenues.

Cost of revenues. Our cost of revenues was $427,194, for the year ended December 31, 2021. This is a decrease of $191,876 from previously reported costs of revenue. Such decrease was primarily due to adjustments to adjust vendor deposits related to products not delivered to properly match costs with deferred revenues at year end and a reclassification of advertising and marketing expenses originally misclassified as cost of revenues.

Advertising and marketing expenses. Our advertising and marketing expenses were $484,459 for the year ended December 31, 2021, the increase over previously reported advertising and marketing expenses relates to recognition of expenses not previously recorded and reclassification of expenses misclassified as cost of revenues.

General and administrative expenses. General and administrative expenses were $851,641, for the year ended December 31, 2021, an net increase of $231,422 as a result of recording of accrued interest and additional expenses not previously reported.

Change in fair value of future equity obligations. Change in fair value of future equity obligations was $742,384 for the year ended December 31, 2021, an increase of $119,913, due to a recalculation of fair value of future equity obligations.

Net loss. As a result of the cumulative effect of the factors resulting from the audit as above, our net loss decreased by $101,400, or 5.3% to $1,796,394 for the year ended December 31, 2021.

Liquidity & Capital Resources

As of December 31, 2021, we had cash and cash equivalents in the amount of $68,311. Total liabilities were $4,249,117, of which $509,976 consisted of operating liabilities. The remaining liabilities consisted of related party loans of $5,635; Paycheck Protection and EIDL loans of $703,629, outstanding convertible notes of $887,500, accrued interest of $329.993, and future equity obligations of $1,812,384. Our average monthly burn rate (i.e., the rate at which we are losing money) was approximately $69,000.

Historically, we have funded our burn rate through the private placements of debt and equity securities and cash generated from revenues. Our historical cash outflows have primarily been associated with cash used for product development, operating activities, and other working capital needs. We intend to fund our operations through increased revenue from operations in the coming periods, as well as from capital raised through our Regulation A offering. We began to accept subscriptions to our Series A, through our Regulation A offering, on or about October 25, 2021. As of December 31, 2021, we had conducted closings and received $1,111,901 from our Series A. We began a series of closings in the first half of 2022 and expect this to continue through the end of the year.

The following table sets forth a summary of our cash flows for the periods presented:

For the year ended December 31,	2021
Net cash used in operating activities	$(827,372)

Net cash provided by financing activities	503,540

Net increase (decrease) in cash and cash equivalents	(323,832)
Cash and cash equivalents, beginning of period	392,143
Cash and cash equivalents, end of period	$68,311

Supplimental cash flow information
Cash paid for interest epxense	$-
Cash paid for taxes	$-

Non-cash investing and financing activities
Subscription receivable for sale of common stock	$24

Trend Information

Due to global supply chain issues, increased shipping costs, and associated delays related to the COVID-19 pandemic, we expect that we will continue to find it difficult to meet user demand and expectations in the short-term. Although it is our belief that these issues will dissipate over time, we may find it necessary in the interim to reduce our efforts to generate new Moro customer to focus on providing our existing customers with a strong customer experience, which may result in revenue falling below our initial projections during this period.

Additionally, our ability to execute our business plan depends on our ability to raise capital through our Series A offering via Regulation A. Delays in commencing that offering have constrained our ability to dedicate the resources we would like to develop Applaudable.com, and marketing and sales efforts to attract new users and vendor brands. Until we can secure the required capital, these factors will likely restrict our revenue and profitability.

EXHIBITS

The documents listed in the Exhibit index of this report are filed with this report, as indicated below.

Exhibit Number	Exhibit Description
1.1	Audited Financial Statements for the fiscal year ended December 31, 2021

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WeLivv, Inc.

By:	/s/ Andrew Christodoulides
Name:	Andrew Christodoulides
Its:	Chief Executive Officer

Date:	April 12, 2023

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